UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 0-5127

Mercantile Bankshares Corporation
(Exact name of registrant as specified in its charter)

Two Hopkins Plaza, P.O. Box 1477, Baltimore, Maryland, (410) 237-5900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $2.00 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]	Rule 12h-3(b)(1)(i)	[X]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
	[ ]	Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 0

     Pursuant to the requirements of the Securities Exchange Act of 1934, The PNC Financial Services Group, Inc., as successor to Mercantile Bankshares Corporation pursuant to the merger of Mercantile Bankshares Corporation with and into The PNC Financial Services Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 2, 2007	THE PNC FINANCIAL SERVICES
GROUP, INC.

By:
/s/ George P. Long, III

Name: George P. Long, III
Title: Senior Counsel and Corporate Secretary